

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2025

Cristina Gallo-Aquino
Chief Financial Officer
Ryder System, Inc.
2333 Ponce de Leon Blvd. Suite 700
Coral Gables, Florida 33134

> **Re: Ryder System, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2024**
> **File No. 001-04364**

Dear Cristina Gallo-Aquino:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services